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                             November 8, 2021

       Kevin R. Johnson
       President and Chief Executive Officer
       Starbucks Corporation
       2401 Utah Avenue South
       Seattle, WA 98134

                                                        Re: Starbucks
Corporation
                                                            Form 10-K for
Fiscal Year Ended September 27, 2020
                                                            Response dated
October 15, 2021
                                                            File No. 000-20322

       Dear Mr. Johnson:

              We have reviewed your October 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 24, 2021 letter.

       Form 10-K for Fiscal Year Ended September 27, 2020

       General

   1. We note your response to comment 2. Please describe in greater detail the indirect consequences that you
considered in determining whether (1) there is increased
                                                        competition to develop
new products that result in lower emissions and (2) there are anticipated
reputational risks resulting from your business partners in your supply chain related to greenhouse
gas emissions.
   2. Your response to comment 2 states, in part, that you have not experienced material trends in decreased demand for
goods and services as a result of greenhouse gas emissions. To support this statement,
you cite sales of plant-based menu items which represented    much
                                                        less than 10% of [y]our
consolidated net revenues for each of the years ended September
                                                        27, 2020 and October 3,
2021.    Tell us about other factors you considered in determining
 Kevin R. Johnson
Starbucks Corporation
November 8, 2021
Page 2
      the effects on demand for goods or services that produce greenhouse gas emissions or are related to carbon-based energy sources. In addition, explain in greater detail how you considered providing disclosure regarding reputational risks related to greenhouse gas emissions beyond compliance with laws and regulations.
3. Your response to comment 3 states that because you operate in over 80 international markets, the physical effects of climate change and resulting financial impacts have not been quantitatively material. Please provide more detail about the types of physical effects of climate change you have experienced and explain, with quantitative information, how you determined that the resulting financial impacts were not material.
      Also, provide us with support for your statement that you have not experienced any material change to the cost or availability of insurance. To the extent that you have considered the physical effects of climate change in estimating your insurance reserves, please tell us how it has affected your assumptions.
4. Your response to comment 4 indicates that you did not have any material litigation risks related to climate change. Please explain how you made this determination. In addition, tell us how you considered providing disclosure regarding the possibility of climate-
      related litigation and its potential impact.
5. Your response to comment 5 indicates that you did not experience any material increase in compliance costs related to climate change, specifically with respect to clean air and emissions restrictions. Please explain how you made this determination. In your explanation, please consider the compliance costs associated with your coffee roasting plants, other facilities that are subject to clean air and emissions restrictions, as well as the
      compliance costs associated with facilities in other    various
jurisdictions.
       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                              Sincerely,
FirstName LastNameKevin R. Johnson
                                                              Division of
Corporation Finance
Comapany NameStarbucks Corporation
                                                              Office of Trade &
Services
November 8, 2021 Page 2
cc:       JT Ho
FirstName LastName